Exhibit 99.7

Cable and Wireless plc (‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) OR CONNECTED PERSONS

The Company advises that on 1 September 2005 the undermentioned PDMR purchased the following number of Ordinary Shares in the Company at a price of £1.50 per share:

Name	Director/ PDMR	Ordinary Shares of 25p	Total number of shares held	Percentage of issued share capital

Emanuele Angelidis	PDMR	116,666	116,666	Less than 1%

On 2 September 2005 Emanuele Angelidis has been awarded the following matching restricted shares and performance shares in the Company in accordance with the rules of the Incentive Plan 2001 :-

116,666 matching restricted shares and 233,332 matching performance shares.

The matching restricted shares will vest on the third anniversary of the award subject to Emanuele Angelidis remaining an employee of the Company and continuing to hold the purchased shares.

The matching performance shares will vest from 30th June 2008 subject to the achievement of performance conditions based upon TSR and subject to Emanuele Angelidis retaining the 116,666 Ordinary Shares purchased on 1st September 2005.

Full vesting of the matching performance shares occurs only if the TSR performance of the Company meets or exceeds the upper quartile measured against the constituents of the FTSE Global Telecoms Sector Index during the performance period starting on 1 July 2005 and ending on 30th June 2008. Where TSR meets the median, one quarter of the initial award vests, and where TSR meets the 62.5 percentile,50% of the matching award vests.. Nothing vests for TSR performance below the median.. Vesting must also be warranted by reference to the underlying financial performance of the Company over the performance period which will be determined by the Remuneration Committee within 12 months of the end of the performance period.

Until the matching restricted shares and performance shares vest, if at all, the shares remain held by Towers Perrin Share Plan Services (GSY) Limited as Trustee of the Cable & Wireless Employee Share Ownership Trust.

These transactions are notified in accordance with DR 3.1.4R(1)(a).

Name of person making notification : Lorraine Davidson

Contact number : 020 7315 4934

Date of notification : London, 2nd September 2005